

July 17, 2018

Gregory J. Gutting
Executive Vice President and Chief Financial Officer
Erie Indemnity Company
100 Erie Insurance Place
Erie, Pennsylvania 16530

> **Re: Erie Indemnity Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 000-24000**

Dear Mr. Gutting:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Financial Statements
Note 10: Income Taxes, page 68

1. You reflect a $10.1 million increase in income taxes expense attributable to changes in tax rate in your rate reconciliation associated with the Tax Cuts and Jobs Act (TCJA). This increase is comprised of an increase in tax expense of $19.9 million related to the re-measurement of your net deferred tax assets for the rate change associated with the TCJA being partially offset by a deferred tax benefit of $9.8 million primarily related to the acceleration of pension contributions. Please address the following comments:
   - Tell us how the $9.8 million benefit amount was derived and its relationship to the $80 million in accelerated pension payments in 2018 as disclosed on page 25.
   - Tell us how the acceleration of pension contributions generates a deferred tax benefit

when it appears that the $80 million of payments made in 2018 may generate a current tax deduction in 2017.

- If the $80 million in accelerated payments generate a current tax deduction in 2017 at the current rate, explain to us the mechanics as to how it generates a benefit associated with the change in tax rates.
- Explain to us what provisions in the TCJA relate to the taxation of pensions and why it is appropriate to associate the $9.8 million benefit with the impact of the TCJA.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202) 551-3659 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance